Guggenheim Funds Distributors, Inc.
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                               February 10, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Guggenheim Defined Portfolios, Series 863
        File No. 333-178550

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 863 (the "Trust"), by Guggenheim Funds Distributors, Inc., as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on February 15, 2012 or as soon thereafter as possible.

Very truly yours,

Guggenheim Defined Portfolios, Series 863

By:  Guggenheim Funds Distributors, Inc.


By: /S/ Kevin Robinson
        Kevin Robinson
        Senior Managing Director, General Counsel
        and Secretary